Exhibit 99.1

PRESS RELEASE

For immediate release

NMG Provides Commercial and Operational Update upon Filing 2023
Financial Reports: Significant Progress over the Year in Advancing
North America’s Mine-to-Battery-Material Graphite Production

+	Multiyear offtakes and strategic investments from Panasonic Energy and GM covering approximately 85% of NMG’s planned Phase-2 fully integrated production of active anode material.

+	Aggregate combined investment of US$50 million by Panasonic and GM, with a private placement of US$37.5M by Mitsui & Co., Ltd (“Mitsui”) and Pallinghurst Bond Limited (“Pallinghurst”) to surrender and cancel their convertibles notes dated November 8, 2022, upon the vote of the shareholders of NMG in accordance with MI-61-101 and regulatory approvals.

+	Demonstration of strong long-term bankability underpinnings to support NMG’s Phase-2 project financing via offtake agreements and intended future investments by the Anchor Customers or their affiliates of up to US$275 million.

+	Acquisition of the Lac Guéret property, one of the largest graphite deposit set to underpin NMG’s planned Phase-3 expansion, for the development of the Uatnan Mining Project.

+	Launch of an innovative training program in green technology industrial processes in partnership with the region’s education and industrial partners to secure a local and qualified workforce for the Phase-2 Bécancour Battery Material Plant.

+	Active stakeholder engagement including meetings held with over 300 regional companies in recent months to identify local capacity and plan the Company’s procurement strategy for the Phase-2 Bécancour Battery Material Plant.

+	Appointment of Pomerleau as Construction Manager for the pre-construction stage of Phase-2 commercial facilities and continued engineering for the Matawinie Mine and Bécancour Battery Material Plant towards the final investment decision (“FID”).

+	Recognition of robust ESG credentials: NMG tops Benchmark Mineral Intelligence’s Sustainability Index as the only natural graphite producer in the “Industry Leading” category ahead of all Western, African, and Chinese producers.

+	Continued active engagement with additional potential tier-1 customers in the EV and battery sector with the production of battery-grade samples, site visits, quality checks, commercial discussions, and environmental diligence reviews.

+	Advanced discussions with multiple governmental agencies and programs, strategic investors, and lenders to optimize the targeted capital structure for the Phase-2 project financing.

+	North America expected to surpass Asia in the anode market outside China thanks to increased production capacity and structural sourcing partnerships such as NMG’s with Panasonic Energy and GM (Benchmark Mineral Intelligence, February 2024).

+	EV sales reported to have crossed the adoption tipping point in 23 countries in 2023 with 13.6 million EVs sold globally – a 31% increase – and projected growth of between 20% and 30% for 2024 according to market analysts (Rho Motion and Bloomberg, January 2024).

+	Continued focus on the safe and responsible conduct of operational and construction activities, no major environmental incidents, and carbon-neutral year-end balance through verified offsetting via 660 certified carbon credits.

+	Period-end cash position of $36.3 million.

MONTRÉAL, CANADA, March 28, 2024 – Through its year-end financial reports and 2023 Annual Report, Nouveau Monde Graphite Inc. (“NMG” or the “Company”) (NYSE:NMG, TSXV: NOU) publishes a positive progress report in advancing what is projected to be North America’s first integrated source of natural graphite active anode material for electric vehicles (“EV”) and batteries. Strategically executing its phased development plan, NMG has continued operating its Phase-1 facilities to produce battery-grade samples and optimize its processes, has signed commercial agreements and strategic investments with Panasonic Energy Co., Ltd. (“Panasonic Energy”), a wholly owned subsidiary of Panasonic Holdings Corporation (“Panasonic”) (TYO: 6752) and General Motors Holdings LLC, a wholly owned subsidiary of General Motors Co. (collectively, “GM”) (NYSE:GM), to underpin its Phase-2 commercial production, and has acquired the Uatnan Mining Project to support its Phase-3 expansion.

Arne H Frandsen, Chair of NMG, declared: “After months and years of relentless commercial engagement and product qualification efforts, we reached a transformational milestone: multiyear offtake agreements with global leaders Panasonic Energy and GM, accompanied by equity participation and further committed investments. Our trajectory towards becoming North America’s leading, fully-integrated natural graphite producer is not just timely; it complements the collective goals of greater energy autonomy, national security, and sustainability.”

Eric Desaulniers, Founder, President and CEO of NMG, said: “Record-breaking global spending on the clean energy transition – US$1.8 trillion investment – speaks volumes about the imperative necessity Western economies face in securing the minerals and advanced materials required to power new technologies. Our team is now updating our production parameters in light of Panasonic Energy and GM’s specifications, and mapping our transition to commercial operations.”

NMG’s 2023 Annual Report can be consulted at https://nmg.com/wp-content/uploads/2024/03/NMG-2023-Annual-Report.pdf

De-risking Technological Platform: Phase 1

The Company’s Phase-1 facilities, covering every stage of NMG’s integrated value chain, enable sample production for Anchor Customers and other potential customers, testing of production modules, refinement of process efficiency, as well as technological optimization of advanced manufacturing processes. Leveraging this technological platform, over 4,200 samples were reviewed and prepared by the Company’s battery laboratory in 2023.

Production and batch testing according to the individual requirements of each manufacturer support sales discussions, engineering of the Phase-2 facilities, development of quality control and assurance protocols, and staff training in preparation for commercial operations. The Company has collaborated with education and industrial partners in the Bécancour region to launch an innovative training program to equip the local workforce with qualifications and training in green technology industrial processes. Five students within the first cohort are working at NMG Phase-1 plants throughout their training and are on track to become permanent employees upon their graduation.

Matawinie Mine & Bécancour Battery Material Plant: Phase 2

In February 2024, NMG entered into multiyear offtake agreements for its active anode material, covering approximately 85% of the Company’s planned Phase-2 fully integrated production, with its Anchor Customers. NMG and Panasonic Energy signed a binding offtake agreement for the supply of 18,000 tpa of active anode material production for an initial period of seven years from the commencement of the Company’s Phase-2 production. NMG also signed a supply agreement with GM for 18,000 tpa of active anode material for an initial term of six years.

Map of NMG’s integrated extraction and advanced manufacturing routes to supply Panasonic Energy and GM.

Each of Panasonic and GM also made an initial US$25-million equity investment in NMG to support the advancement of the Company’s Phase-2 operations in line with their respective product specifications. The Company is now updating production parameters for the Phase-2 Bécancour Battery Material Plant. Intel from Phase-1 operations and Anchor Customers’ product specifications inform engineering and opportunities for technological refinement. Adjustments have namely been made to the graphite flotation cleaning circuit to optimize processing in refining stages, positively impacting both metallurgical performance and capital costs.

In addition, pre-construction planning is progressing for the Matawinie Mine and the Bécancour Battery Material Plant through the preparation of a detailed construction sequence and schedule, development of the contracting strategy including meetings with contractors to assess local capacity, as well as expansion of health and safety, environment, and quality programs. Construction Manager Pomerleau Inc. is also contributing to the budget revision and cost optimization exercises. Construction permit demands and long-lead items tendering packages are being prepared in view of the final investment decision (“FID”) and launch of construction.

Following a positive FID, Panasonic, together with potential co-investors, and GM have committed to further invest an aggregate of up to US$275 million, subject to certain conditions, as part of construction funding for NMG’s Phase-2 facilities. NMG continues to advance financing efforts with export credit agencies, governments, strategic investors, and potential customers to frame a robust capital structure that leverages international debt, government funding and equity.

The Company maintains intensive commercial discussions and continued product qualification with other tier-1 battery manufacturers for the balance of its Phase-2 production.

Growth Beyond: Phase 3

In January 2024, NMG acquired of 100% of the Lac Guéret Property, targeted for the development of the Uatnan Mining Project. As NMG’s team expands its relationships with the Innu First Nation of Pessamit, the community and local stakeholders, the Company will prepare for subsequent studies to advance the Uatnan Mining Project to the feasibility stage.

The acquisition of another major asset in Québec, Canada, underpins the Company’s expansion plans timed with projected supply and demand imbalance in the North American anode market (Benchmark Mineral Intelligence, Q4-2023).

Market Perspectives

The battery and EV outlook remains highly attractive with continued growth in the sector. In 2023, a remarkable 689 GWh was added to the EV parc, up 40% compared to the previous year (Adamas Intelligence, March 2024). EV sales crossed the adoption tipping point in 23 countries with a total of 13.6 million EVs sold globally – a 31% increase from 2022. Market analysts project further growth between 20% and 30% in 2024 (Rho Motion and Bloomberg, January 2024). To support EV manufacturing, the lithium-ion battery industry is now developing 9,388 GWh of global production capacity by 2030 through 415 gigafactories (Benchmark Mineral Intelligence, February 2024).

Raw materials required to produce batteries and EVs are becoming constrained in light of continued growth and geopolitical trade limitations. Since December 2023, China imposes restrictions on graphite exports, exacerbating pressure on the battery supply chain. China currently controls approximately 77% of the graphite extraction global production (US Geological Survey, January 2024) and 95% of spherical graphite refining for lithium-ion batteries (Benchmark Mineral Intelligence, February 2024).

In turn, the U.S. Government issued its guidance on foreign entities of concern for EV tax credits under the Inflation Reduction Act. Battery material companies’ location, ownership, as well as technology licenses tied to China, North Korea, Iran, and Russia are specifically excluded from these incentives.

Such measures reaffirm the importance of establishing a local, resilient, and ESG-compliant supply chain of graphite to support battery and EV production. With an acceleration of graphite onshoring, North America is projected to overtake Asia as the region with the largest ex-China anode capacity (Benchmark Mineral Intelligence, February 2024).

Canada is among the emerging leaders of this new economy, ranking first, ahead of China, according to BloombergNEF’s annual global lithium-ion battery supply chain report (February 2024), due to its mineral resources, ESG factors, key infrastructure, innovation, and industry including Québec’s battery valley in Bécancour. NMG’s site for its Phase-2 Bécancour Battery Material Plant is located at the center of this fast-developing zone, supported by the Québec Government’s battery hub strategy.

NMG is positioning itself to respond to these market trends. The Company is strategically located to cater to the North American and European markets with its large graphite deposit, proprietary ecotechnologies, demonstrated production capacity, carbon-neutral profile as well as preferential jurisdiction advantages including clean hydropower, flexible logistical base, and stable fiscal and political environment.

Corporate & ESG

The Company is committed to providing a safe work environment to its staff and business partners. In 2023, NMG had an Occupational Safety and Health Administration (“OSHA”) Recordable Incident Rate of 3.63 at its facilities and 0 at its contractors’ worksite. NMG initiated a culture-shaping initiative in 2023 that is set to extend and expand as the Company prepares and launch construction of its Phase-2 sites, and later starts operational readiness planning.

For the same period, NMG maintained its track record with no major environmental incidents as per the Global Reporting Initiative’s definition.

The Company reports GHG emissions of 644 tonnes of CO2 equivalent associated with carrying out operations at its Phase-1 plants and corporate offices in 2023. NMG has purchased 660 carbon credits certified to the Verified Carbon Standard (VCS) Program to offset this balance. Credits align with NMG’s Climate Action Plan offsetting strategy, drive investments in developing economies affected by climate change and support the following nature-based projects:

»	Conservation of 10,614 hectares of boreal forest in Québec’s Abitibi region.

»	Forest plantations on 21,298 hectares of degraded lands previously subject to extensive grazing in the Guanaré Forest in Uruguay.

NMG voluntarily reports under the Climate Disclosure Project (“CDP”) to demonstrate its management of climate risks and opportunities, environmental performance and GHG reduction efforts, as well as climate action. The Company’s 2023 rating and survey responses are now publicly available on CDP’s platform. Furthermore, a dedicated ESG Report set to be published in Q2-2024 will provide additional visibility over the extent of the Company’s efforts and performance regarding climate action, environmental stewardship, governance, and social engagement.

NMG tops Benchmark Mineral Intelligence’s Sustainability Index for producer as the only natural graphite producer in the “Industry Leading” category ahead of all Western, African, and Chinese producers according to the comprehensive examination of ESG practices, transparency, and engagement.

Alongside the Anchor Customers’ investment, Mitsui & Co., Ltd (“Mitsui”) (TYO: 8031) committed to a private placement of US$25 million and Pallinghurst Bond Limited (“Pallinghurst”) of US$12.5 million to surrender and cancel their respective convertible notes dated November 8, 2022, as amended and restated, subject to regulatory approvals and requirements of Regulation 61-101 respecting Protection of Minority Security Holders in Special Transactions (“MI 61-101”). A special meeting of the shareholders of NMG has been scheduled on May 1, 2024, to review the related party transactions as per MI 61-101.

NMG’s period-end cash position is $36.3 million.

About Nouveau Monde Graphite

Nouveau Monde Graphite is an integrated company developing responsible mining and advanced manufacturing operations to supply the global economy with carbon-neutral active anode material to power EV and renewable energy storage systems. The Company is developing a fully integrated ore-to-battery-material source of graphite-based active anode material in Québec, Canada. With enviable ESG standards and structuring partnerships with anchor customers, NMG is set to become a strategic supplier to the world’s leading lithium-ion battery and EV manufacturers, providing high-performing and reliable advanced materials while promoting sustainability and supply chain traceability. www.NMG.com

Contacts MEDIA	INVESTORS
Julie Paquet VP Communications and ESG Strategy +1-450-757-8905, ext. 140 jpaquet@nmg.com	Marc Jasmin Director, Investor Relations +1-450-757-8905, ext. 993 mjasmin@nmg.com

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Cautionary Note

All statements, other than statements of historical fact, contained in this press release including, but not limited to those describing the closing of the transactions contemplated with Pallinghurst and Mitsui, start of commercial operation of the Bécancour Battery Material Plant and the Matawinie Mine, the planned construction of the Bécancour Battery Material Plant and Matawinie Mine, the development of the Uatnan Mining Project, a positive final investment decision and closing of project financing, receipt of any regulatory approvals and permits in respect of the initiatives described herein, the anticipated benefits of the initiatives described herein, the Company’s initiatives and commitments described in this press release, including those related to ESG, the positive impact of the foregoing on project economics, the Company’s relationship with its stakeholders, including suppliers, contractors and employees, the realization of the condition precedents of the supply agreements and their entry into force, the intended supply of active anode material to GM and Panasonic Energy, expected volume of active anode material per year, market and industry trends, the general business and operational outlook of the Company, the intended results of the initiatives described in this press release and those statements which are discussed under the “About Nouveau Monde” paragraph and elsewhere in the press release which essentially describe the Company’s outlook and objectives, constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) within the meaning of Canadian and United States securities laws, and are based on expectations, estimates and projections as of the time of this press release. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company as of the time of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates and assumptions may prove to be incorrect. Moreover, these forward-looking statements were based upon various underlying factors and assumptions, including the current technological trends, the business relationship between the Company and its stakeholders, the ability to operate in a safe and effective manner, the timely delivery and installation at estimated prices of the equipment supporting the production, assumed sale prices for graphite concentrate, the accuracy of any Mineral Resource estimates, future currency exchange rates and interest rates, political and regulatory stability, prices of commodity and production costs, the receipt of governmental, regulatory and third party approvals, licenses and permits on favorable terms, sustained labor stability, stability in financial and capital markets, availability of equipment and critical supplies, spare parts and consumables, the various tax assumptions, CAPEX and OPEX estimates, all economic and operational projections relating to the project, local infrastructures, the Company’s business prospects and opportunities and estimates of the operational performance of the equipment, and are not guarantees of future performance.

Forward-looking statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Risk factors that could cause actual results or events to differ materially from current expectations include, among others, those risks, delays in the scheduled delivery times of the equipment, the ability of the Company to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the availability of financing or financing on favorable terms for the Company, the dependence on commodity prices, the impact of inflation on costs, the risks of obtaining the necessary permits, the operating performance of the Company’s assets and businesses, competitive factors in the graphite mining and production industry, changes in laws and regulations affecting the Company’s businesses, including the changes in China’s policy regarding restrictions on Chinese graphite materials exportations, political and social acceptability risk, environmental regulation risk, currency and exchange rate risk, technological developments, and general economic conditions, as well as earnings, capital expenditure, cash flow and capital structure risks and general business risks. A further description of risks and uncertainties can be found in NMG’s Annual Information Form dated March 27, 2024, including in the section thereof captioned “Risk Factors”, which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Unpredictable or unknown factors not discussed in this Cautionary Note could also have material adverse effects on forward-looking statements.

Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, actual results to differ materially from those expressed or implied in any forward-looking statements. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. The Company disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

The market and industry data contained in this press release is based upon information from independent industry publications, market research, analyst reports and surveys and other publicly available sources. Although the Company believes these sources to be generally reliable, market and industry data is subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data-gathering process and other limitations and uncertainties inherent in any survey. The Company has not independently verified any of the data from third-party sources referred to in this press release and accordingly, the accuracy and completeness of such data is not guaranteed.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Further information regarding the Company is available in the SEDAR+ database (www.sedarplus.ca), and for United States readers on EDGAR (www.sec.gov), and on the Company’s website at: www.NMG.com